UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of August, 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

i

     Telvent GIT, S.A. (the “Company” or “Telvent”), a Spanish corporation, is a global IT solutions and business information services provider for a sustainable and secure world that specializes in high value-added, real time integrated services and solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These services and solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares in 2004 that we would quarterly furnish to the U.S. Securities and Exchange Commission (the “SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and substantially the same other information required by a Form 10-Q.
References
     Unless otherwise indicated,
(1)	“Abengoa Group” refers to Abengoa, S.A. and its subsidiaries, including Telvent GIT, S.A. and its subsidiaries;

(2)	“Abengoa” refers to Abengoa, S.A. and its subsidiaries (including Telvent Corporation, S.L., Telvent Investments, S.L. and Siema AG) except for Telvent GIT, S.A. and its subsidiaries, unless the context otherwise requires;

(3)	all references to “U.S. Dollars”, “dollars”, “$” and “U.S. $” are to the legal currency of the United States and all references to “Euros” and “€ ” are to the legal currency of the European Union;

(4)	“Beijing Blue Shield” or “Telvent Blueshield” refers to our subsidiary Telvent-BBS High & New Tech. (Beijing) Co, Ltd., which we acquired on April 26, 2006;

(5)	“DTN” refers to our subsidiary DTN Holding Company, Inc. which we acquired on October 28, 2008;

(6)	“Latin America” includes Mexico;

(7)	“Maexbic” refers to Maexbic, S.A., which we acquired on November 13, 2006;

(8)	“Matchmind” refers to Matchmind Holding, S.L. and its subsidiaries Matchmind, S.L. and Matchmind Ingenieria de Software, S.L., in which we acquired a 58% interest on October 1, 2007 and the remaining 42% on May 21, 2009;

(9)	“North America” refers to the United States and Canada;

(10)	“NLDC” refers to Northern Lakes Data Corp., from which we acquired certain assets on February 3, 2009;

(11)	“S21 Sec” refers to Grupo S21 Sec Gestion, S.A.;

(12)	the “SEC” refers to the United States Securities and Exchange Commission;

(13)	“shares” and “ordinary shares” refer to our ordinary shares, nominal value € 3.00505 per share;

(14)	“Telvent Brasil” refers to our subsidiary Telvent Brasil, S.A.;

(15)	“Telvent Canada” refers to our subsidiary Telvent Canada Ltd.;

(16)	“Telvent Caseta” or “Caseta” refers to our subsidiary Telvent Caseta, Inc. (formerly known as Caseta Technologies Inc.), which we acquired on April 27, 2007;

(17)	“Telvent China” refers to our subsidiary Telvent Control System (Beijing) Co., Ltd. ;

(18)	“Telvent DMS” refers to Telvent DMS LLC Novi Sad, a joint venture formed in Serbia with the DMS Group LLC., on May 8, 2008;

(19)	“Telvent Energia” refers to our subsidiary Telvent Energia, S.A.;

(20)	“Telvent Export” refers to our subsidiary Telvent Export, S.L.;

(21)	“Telvent Farradyne” or “Farradyne” refers to our subsidiary Telvent Farradyne Inc., formerly called PB Farradyne, Inc. which we acquired on July 1, 2006;

(22)	“Telvent Housing” refers to our subsidiary Telvent Housing S.A.;

(23)	“Telvent Mexico” refers to our subsidiary Telvent Mexico, S.A. de C.V.;

(24)	“Telvent Miner & Miner” refers to our subsidiary Telvent Miner & Miner Inc. (former known as Miner and Miner, Consulting Engineers, Inc.);

(25)	“Telvent Outsourcing” refers to our subsidiary Telvent Outsourcing, S.A.;

(26)	“Telvent Portugal” refers to our subsidiary Telvent Portugal, S.L.;

(27)	“Telvent Traffic” refers to our subsidiary Telvent Traffic North America Inc.;

(28)	“Telvent USA” refers to our subsidiary Telvent USA, Inc.; and

(29)	the terms “we”, “us”, “our Company”, “the Company” “our” and “Telvent” refer to Telvent GIT, S.A. and includes Telvent GIT, S.A. and its subsidiaries unless the context otherwise requires.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2009	2008
Assets:
Current assets:
Cash and cash equivalents	€72,456	€67,723
Restricted cash	41,360	18,085
Other short-term investments	623	589
Derivative contracts	3,458	8,046
Accounts receivable (net of allowances of € 655 as of June 30, 2009 and € 2,386 as of December 31, 2008)	108,729	152,951
Unbilled revenues	268,249	218,271
Due from related parties	16,307	18,322
Inventory	25,567	19,562
Other taxes receivable	13,350	18,565
Deferred tax assets	7,894	5,885
Other current assets	6,240	5,573

Total current assets	€564,233	€533,572
Deposits and other investments	7,546	7,595
Investments carried under the equity method	6,859	6,596
Property, plant and equipment, net	74,092	73,861
Long-term receivables and other assets	10,741	8,586
Deferred tax assets	24,857	26,726
Other intangible assets, net	43,573	48,444
Goodwill	343,125	345,345
Derivative contracts long-term	869	498

Total assets	€1,075,895	€1,051,223

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€294,563	294,947
Billings in excess of costs and estimated earnings	49,433	45,253
Accrued and other liabilities	33,988	16,927
Income and other taxes payable	12,687	27,770
Deferred tax liabilities	3,638	2,422
Due to related parties	50,166	29,105
Current portion of long-term debt	24,344	27,532
Short-term debt	70,151	56,728
Short-term leasing obligations	8,261	8,041
Derivative contracts	9,706	8,694

Total current liabilities	€556,937	€517,419
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2009	2008
Long-term debt less current portion	196,923	193,495
Long-term leasing obligations	16,185	18,599
Derivative contracts, long-term	1,503	4,877
Other long-term liabilities	41,001	37,745
Deferred tax liabilities	4,973	5,238
Unearned income	1,686	1,233

Total liabilities	€819,208	€778,606

Commitments and contingencies	—	—

Redeemable non-controlling interest	—	20,020

Equity:
Non-controlling interest	297	97
Shareholders’ equity:
Common stock, € 3.00505 nominal value, 34,094,159 shares authorized, issued, and outstanding, same class and series.	102,455	102,455
Additional paid-in capital	89,814	89,696
Accumulated other comprehensive income (loss)	(23,688)	(25,363)
Retained earnings	87,809	85,712

Total shareholder’s equity	€256,390	€252,500

Total equity	€256,687	€252,597

Total liabilities and equity	€1,075,895	€1,051,223

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenues	€185,524	€149,254	€368,046	€287,935
Cost of revenues	121,499	112,926	235,151	215,586

Gross profit	€64,025	€36,328	€132,895	€72,349

General and administrative	30,737	14,821	59,607	29,153
Sales and marketing	5,625	6,967	13,497	12,037
Research and development	3,731	4,585	8,560	9,092
Depreciation and amortization	7,028	2,891	13,907	5,602

Total operating expenses	€47,121	€29,264	€95,571	€55,884

Income from operations	16,904	7,064	37,324	16,465
Interest expense	(9,343)	(2,987)	(16,579)	(5,944)
Interest income	88	8	113	34
Other financial income (expense), net	1,803	(808)	(3,884)	(423)
Income from companies carried under the equity method	101	(114)	180	126
Other income (expense), net	(780)	—	(780)	—

Total other income (expense)	€(8,131)	€(3,901)	€(20,950)	€(6,207)

Income before income taxes	8,773	3,163	16,374	10,258
Income tax expense (benefit)	609	334	1,802	1,274

Net income	€8,164	€2,829	€14,572	€8,984

Loss/(profit) attributable to non-controlling interest	80	(325)	(201)	(576)

Net income attributable to the parent company	€8,244	€2,504	€14,371	€8,408

Earnings per share
Basic and diluted net income attributable to the parent company per share	€0.24	€0.09	€0.42	€0.29

Weighted average number of shares outstanding
Basic and diluted	34,094,159	29,247,100	34,094,159	29,247,100
     The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenues	€14,792	€10,365	€23,812	€16,287
Cost of revenues	(2,087)	(2,278)	(2,650)	(5,062)
General and administrative	(2,915)	(2,016)	(3,310)	(3,736)
Financial income (expense), net	(579)	(1,070)	(1,181)	(803)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Six Months Ended June 30,
	2009	2008
Cash flows from operating activities:
Net income attributable to the parent company	€14,371	€8,408
Less (loss)/profit attributable non-controlling interest	201	576
Net income	14,572	8,984
Adjustments to reconcile net income attributable to parent company to net cash provided by operating activities	21,688	6,409
Change in operating assets and liabilities, net of amounts acquired	(8,649)	(92,947)
Change in operating assets and liabilities due to temporary joint ventures	(1,920)	(2,623)

Net cash provided by (used in) operating activities	€25,691	€(80,177)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	(23,419)	8,590
Due from related parties	9,744	34,724
Acquisition of subsidiaries, net of cash	(12,082)	(738)
Purchase of property, plant & equipment	(4,355)	(2,861)
Investment in intangible assets	(3,165)	—
Disposal /(acquisition) of investments	(1,000)	(1,555)

Net cash provided by (used in) investing activities	€(34,277)	€38,160

Cash flows from financing activities:
Proceeds from long-term debt	10,521	595
Repayment of long-term debt	(8,297)	(2,703)
Proceeds from short-term debt	14,585	1,905
Repayment of short-term debt	(5,432)	(21,440)
Due to related parties	15,565	64,676
Dividends paid	(12,274)	(9,944)
Dividends paid to non-controlling interest	(1,283)	—
Proceeds (repayments) of government loans	(425)	99

Net cash provided by (used in) financing activities	€12,960	€33,188

Net increase (decrease) in cash and cash equivalents	€4,374	€(8,829)
Net effect of foreign exchange in cash and cash equivalents	359	(1,184)
Cash and cash equivalents at the beginning of period	60,792	68,409
Joint venture cash and cash equivalents at the beginning of period	6,931	5,346

Cash and cash equivalents at the end of period	€72,456	€63,742

Supplemental disclosure of cash information
Cash paid for the period:
Income tax paid	€3,284	€772
Interest	16,874	5,944
Non-cash transactions:
Capital leases	€2,289	€2,575
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Unaudited Condensed Consolidated Statement of Equity
(In thousands of Euros except share amounts)

					Accumulated
			Additional		Other
	Ordinary Shares		Paid-in	Retained	Comprehensive	Non-Controlling	Total
	Shares	Amount	Capital	Earnings	Income / (Loss)	Interest	Equity
Balance, December 31, 2008 (as restated)	34,094,159	€102,455	€89,696	€85,712	€(25,363)	97	€252,597
Comprehensive income:

Net Income attributable to the parent company	—	—	—	14,371	—	—	14,371

Foreign currency translation adjustment	—	—	—	—	(313)	(1)	(314)

Derivatives qualifying as hedges	—	—	—	—	1,988	—	1,988

Total comprehensive income:							16,045

Parent company stock purchase plan expense	—	—	118	—	—	—	118

Income attributable to non- controlling interest	—	—	—	—	—	201	201

Dividends paid	—	—	—	(12,274)	—	—	(12,274)

Balance, June 30, 2009	34,094,159	€102,455	€89,814	€87,809	€(23,688)	297	€256,687

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
1. Description of Business
     Telvent is a global IT solutions and business information services provider for a sustainable and secure world that specializes in high value-added, real time integrated services and solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These services and solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations.
     During the first quarter of 2009, we adopted Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements. As required by this Standard, the presentation of non-controlling interests, previously referred to as minority interest, has been changed retroactively and is now reflected as a component of total equity on the Consolidated Balance Sheets. Amounts reported in prior periods have not changed but have been reclassified to conform with the current period presentation. Earnings per share continue to be based on earnings attributable to the Company.
     The results of operations for the six-month period ended June 30, 2009 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 18, 2009 (the “Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Cash and Cash Equivalents and Restricted Cash
     The Company considers all highly liquid investments, including deposits, money market funds, and commercial paper with maturities of three months or less when purchased, to be cash equivalents.
     At June 30, 2009, there were deposits amounting to € 41,360, which constituted a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which will release the Company’s counter-guarantee.
3. Recent Accounting Pronouncements
     In May 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 165, Subsequent Events, which provides guidance on management’s assessment of subsequent events. SFAS No. 165 clarifies that management should evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date that the financial statements are issued or are available to be issued. Management must perform its assessment for both interim and annual financial reporting periods. This Statement is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this Statement will not have any material effect on the Company’s financial position, results of operations or cash flows.
     In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, which amends the de-recognition guidance in Statement 140 (ASC 860). SFAS No. 166 reflects the Board’s response to issues entities have encountered when applying Statement 140. In addition, SFAS No. 166 addresses the concerns expressed by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by Statement 140 in the wake of the sub-prime mortgage crisis and the deterioration in the global credit markets. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). This Statement amends Interpretation No. 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and (b) the obligation to absorb losses of the entity that potentially could be significant to the variable interest entity or the right to receive benefits from the entity that potentially could be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impacts the entity’s economic performance. This Statement also amends Interpretation 46(R) to require additional disclosures

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
about an enterprise’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company currently is assessing what effect, if any, the adoption of this Statement will have on its financial position, results of operations, or cash flows.
     In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — A Replacement of FASB Statement No. 162. This Statement establishes that the FASB Accounting Standards CodificationTM (“Codification”) will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
4. Investments carried under the equity method
     Investments carried under the equity method consist mainly of the investment made in 2008 by the Company’s subsidiary, Telvent Energia S.A., (“Telvent Energia”), in a joint venture with the DMS Group LLC (“DMS Group”), based in Serbia, under the name “Telvent DMS LLC, Novi Sad” (“Telvent DMS”). Telvent Energía owns a 49% interest in Telvent DMS, while the DMS Group owns the remaining 51%.
     The Company agreed to make a total investment of € 6,111 in Telvent DMS. As of June 30, 2009, € 4,777 of this committed investment was made. The Company is committed and obligated to pay the remaining € 1,334 by making scheduled payments ending on April 30, 2010. As of June 30, 2009, the liability corresponding to the remaining payments has been booked in “Accrued and other liabilities” in the Company’s consolidated balance sheets.
     In addition, the Company has other equity method investments as described in Note 5.
5. Investments in Joint Ventures
     The Company participates in special joint venture arrangements called “Union Temporal de Empresas” (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are considered to be variable interest entities as they have no equity, and are operated through a management committee comprised of equal representation from each of the joint venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all members. In accordance with FIN 46-R, Consolidation of

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Variable Interest Entities, the Company consolidates those joint ventures where it is the member most closely associated with the joint venture. Investments in joint ventures and other entities in which the Company is not the member most closely associated with the joint venture, but does have the ability to exercise significant influence over its operating and financial policies, are carried under the equity method. The total carrying value of equity method investments that correspond to UTE joint ventures as of June 2009 and 2008 were € 946 and € 347, respectively. The Company also carries other investments under the equity method as described in Note 4.
     Total assets coming from these consolidated UTEs amounted to € 59,455 and € 90,673 as of June 30, 2009 and December 31, 2008, respectively. Total revenue and cost of revenues recognized with respect to these consolidated joint ventures, which include the revenue and cost of revenues attributable to other venture partners in these arrangements for the three- and six-month periods ended June 30, 2009 and 2008 respectively, were the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
		(Euros in thousands)
Total revenues consolidated from UTEs	€5,946	€4,606	€14,585	€10,658
Total revenues attributable to other venture partners	5,101	3,755	10,899	8,193

Total cost of revenues consolidated from UTEs	5,526	4,747	13,964	10,485
Total cost of revenues attributable to other venture partners	4,876	3,811	10,564	8,130
     There are no consolidated assets that are collateral for the UTEs obligations. The enterprise’s maximum exposure to loss related to performance guarantees given by the Company as a result of its involvement with the UTEs that are not consolidated is € 2,899 as of June 30, 2009.
6. Inventory
     Inventory consists of the following:

	As of	As of
	June 30,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Raw Materials	€7,246	€7,475
Work-in-progress	18,321	12,087

	€25,567	€19,562

7. Acquisitions
Acquisition of DTN
     On October 28, 2008, the Company’s subsidiary, Telvent Export, completed a stock purchase agreement pursuant to which it acquired all of the issued and outstanding shares of the capital stock of DTN Holding Company, Inc. (“DTN”). DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     Under the stock purchase agreement, the purchase price for 100% of the shares amounted to U.S. $250,978 (€ 187,707) including acquisition costs, payable in two payments: (i) a cash payment which was paid on closing; and (ii) a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). The deferred payment to the Employee Stockholders will be paid on or before December 31, 2011, together with interest thereon calculated at a rate equal to 90-day London Interbank Offered Rate (“LIBOR”) as of the closing date adjusted as of the last day of each calendar year, but not less than 4% per annum. In addition to the purchase price, the Employee Stockholders have the right, subject to certain conditions, to earn a premium, or earn out, on the amount of their deferred purchase price. Such premium, or earn out, will be a variable amount determined based on DTN and its subsidiaries achieving stipulated financial targets for the period January 1, 2009 to December 31, 2011. The Company estimates the total amount of the earn out to be approximately U.S. $7,677, which will be recorded as compensation expense over the service period in accordance with EITF 95-8, taking into consideration, on each closing date, the probability of such payment.
     The cash consideration is subject to a stand-by letter of credit which has been deposited into escrow to secure the indemnification obligations of the sellers (discussed below) and a working capital purchase price adjustment that was paid during the first quarter of 2009.
     At the closing, Telvent Export deposited a stand-by letter of credit into escrow in an amount of U.S. $21,919 (€ 15,508), which is equal to 10% of the cash consideration received by sellers that are not designated as Employee Stockholders under the stock purchase agreement. Such stand-by letter of credit has been deposited to secure any post-closing adjustment in the purchase price in Telvent Export’s favor and to secure the indemnification obligations of such sellers. As of June 30, 2009, this amount was recorded within “Other long term liabilities” in the Company’s consolidated balance sheets.
     At the closing, Telvent Export also deposited a stand-by letter of credit into escrow in an amount of U.S. $12,100 (€ 8,561), which is equal to the aggregate amount of proceeds deferred by all deferring Employee Stockholders. Such letter of credit secures Telvent Export’s obligation to pay, subject to certain adjustments, such deferred amounts and interest to the applicable Employee Stockholders on December 31, 2011. As of June 30, 2009, this amount is recorded within “Other long-term liabilities” in the Company’s consolidated balance sheets.
     The Company financed the acquisition partially through the proceeds of a private placement of 4,847,059 ordinary shares of the Company to certain of its existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa, at a negotiated purchase price of $21.25 per share, for an aggregate consideration of approximately U.S. $103,000; partially through the proceeds of an unsecured loan agreement with Caja de Ahorros y Monte de Piedad de Madrid, Caixa d’Estalvis i Pensions de Barcelona and ING Belgium S.A., Sucursal en España, in the amount of € 57,500; and from the Company’s own resources and proceeds of its initial public offering.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     The Company has not yet completed the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired and liabilities assumed (the “net assets”). Amounts have been allocated preliminarily to customer relationships, brand names and other intangible assets based on the book value of such assets on DTN’s balance sheet at the purchase date. The excess of the purchase price over the net book value of the net assets acquired has been prelimilinarily allocated to goodwill. The following is a summary of the preliminary allocation at the date of acquisition (in thousands of Euros):

As of
October 28,
2008
Cash and cash equivalents	€13,565
Other currents assets	11,722
Tangible assets	16,017
Deferred tax assets	10,580
Liabilities assumed	(206,442)
Intangible assets — customer relationships	19,779
Other intangible assets	8,496
Goodwill	313,990

Total purchase price	€187,707
     The results of operations of DTN have been included in the Company’s Energy, Environment and Agriculture segments from the date of its acquisition.
Acquisition of Matchmind
     On May 21, 2009, our subsidiary, Telvent Outsourcing, entered into two definitive agreements to purchase the remaining 42% interest in Matchmind, and thus, fully complete its purchase of all of Matchmind’s issued and outstanding shares of capital stock. The Company has held 58% of Matchmind since October of 2007.
     The first agreement provides for the purchase of 40% of the remaining Matchmind interests from its management shareholders for an aggregate purchase price of € 17,842. On May 25, 2009, the Company made the first payment relating to this agreement for a total of € 10,000 (€ 8,637 cash payment and € 1,363 escrowed). The second payment was made on July 7, 2009 for € 7,842. As of June 30, 2009, such amount was classified as accrued and other liabilities in the consolidated balance sheet.
     The second agreement provides for the purchase by Telvent Outsourcing from José Luis Galí, Matchmind’s founder and former president, of the remaining 2% of Matchmind interests, for a purchase price of € 895. A first payment of € 500 was made on May 25, 2009. The second payment was made on July 7, 2009 for € 395. As of June 30, 2009, such amount was classified as accrued and other liabilities in the consolidated balance sheet.
     The Company adopted Emerging Issues Task Force Topic No. D-98 Classification and Measurement of Redeemable Securities (“EITF D-98”), in conjunction with its adoption of SFAS 160, during the first quarter of 2009. This standard is applicable for all non-controlling interests where the Company was subject to a put option under which it may be required to repurchase an interest in a consolidated subsidiary from the non-controlling interest holder.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     As described above, as of March 31, 2009 and December 31, 2008, the Company was subject to a redeemable put option for the purchase of the remaining 42% of Matchmind. The redemption value of the put (including dividends payable) was estimated at € 20,020 and was reflected in the Consolidated Balance Sheets as “Redeemable non-controlling interest” at those dates. The retrospective impact of applying EITF D-98 was a reduction to opening “Additional Paid in Capital” of € 16,356. As of June 30, 2009, the Matchmind purchase agreement has been fully performed and thus, no balance remains in “Redeemable non-controlling interest” in our consolidated balance sheets as of this date.
     The results of operations of Matchmind have been included in the Company’s Global Services segment from October 2007, the date of purchase of the original 58%.
Acquisition of Northern Lakes Data Corp.
     On February 3, 2009, the Company’s subsidiary, Telvent Farradyne, signed an asset purchase agreement through which it acquired certain of the assets of Northern Lakes Data Corp. (“NLDC”). NLDC provides back office solutions, as well as consulting and systems integration services to the electronic toll collection industry in the United States and abroad. Assets acquired include NLDC’s proprietary back office / customer service center software product called “TollPro”, as well as NLDC’s interest in the license agreements and service contracts relating to NLDC’s back office system. The purchase price for these assets was U.S. $1,500 (€ 1,062). In addition, Telvent Farradyne also entered into a Consulting Services Agreement under which Telvent will pay a total of U.S. $2,000 (€ 1,415) in four installments payable every six months starting July 1, 2009, and an additional contingent payment of $500 (€ 354). In addition, Telvent will pay NLDC additional commission payments in respect of contract bookings signed by Telvent during the four years from 2009 through 2012 related to back-office and customer service center systems utilizing the TollPro Software. The maximum contingent payments for all of the above shall not exceed U.S. $5,500. However, the Company estimates, at June 30, 2009, the total amount of the contingent consideration to be approximately U.S. $1,500, and has recorded such contingent consideration as “Other long term liabilities” in the accompanying consolidated balance sheet. Amounts have been recorded taking into consideration, on each closing date, the probability of such payment.
     The Company has determined this transaction to be a business combination as described in SFAS 141 (R). The Company has not yet completed the purchase price allocation to the fair value of the tangible assets and identifiable intangible assets acquired. A preliminary allocation has been performed, resulting in the following: U.S. $149 (€ 105) assigned to property, plant and equipment; an additional U.S. $1,351 (€ 956) has been assigned to other identifiable intangible assets, while the remaining U.S. $3,500 (€ 2,476) has been temporarily assigned to goodwill.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
8. Short-term and Long-term Debt
Caja de Ahorros y Monte de Piedad de Madrid, Caixa d’Estalvis i Pensions de Barcelona, and ING Belgium S.A., Sucursal en España
     In connection with the acquisition of the remaining 42% of Matchmind, on May 21, 2009, as described in Note 7, the Company entered into an amendment and restatement of its unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España on September 12, 2008. Under the amended and restated unsecured loan agreement, the Company has the right to borrow from Caixa d´Estavils i Pensions de Barcelona, as a new lender, an additional € 20,000 under two new subtranches: (i) Subtranche A1, in the amount of € 3,634, and (ii) Subtranche B1, in the amount of € 16,366. Subject to certain customary conditions precedent to the first drawdown, the Company may make a single drawdown on closing under Subtranche A1 and multiple drawdown under Subtranche B1 until December 2009. Commitments with respect to any amounts undrawn as of that date will be cancelled. Subtranche A1 will be due and payable in one installment on September 12, 2009. Subtranche B1 will be due and payable in one installment of € 1,754 on September 12, 2009 and in annual installments of € 3,653 on September 12 of each year thereafter through and including September 12, 2013. The loans will bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50%. However, beginning December 31, 2009, loans under Tranche B and Subtranche B1 will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75% depending on the Company’s Net Financial Debt/EBITDA ratio. The new loan agreement includes customary provisions for transactions of this nature, including mandatory prepayments events, financial covenants, representations and warranties, affirmative and negative covenants and events of default.
     On May 21, 2009, the Company drew down the total available credit line under Subtranche A1 of € 3,634 and also used the credit available under Subtranche B1 for € 8,416. As of June 30, 2009, € 12,050 was outstanding under the two new Subtranches. On July 6, 2009, the Company drew down an additional € 7,950 from Subtranche B1, thus fully utilizing the total available credit line under this loan.
Other
     On April 1, 2009, and in accordance with clause 2.14 “Mandatory Prepayments/Commitment Reductions” of its existing loan agreement, DTN made a pre-payment of U.S. $9.7 million (€ 6.9 million) of its loan balance.
9. Financial Instruments
Derivatives
     The majority of the Company’s assets, liabilities, sales and costs are denominated in Euros. The Company enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. The Company’s foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
managed against the relevant functional currency or the Euro. The Company manages foreign exchange exposures in accordance with internal policies and guidelines. This is performed on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and which mature when the forecasted payments or collections are anticipated to occur. The counterparties to these contracts are highly rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
     The following table provides quantitative information about the Company’s outstanding foreign exchange contracts by principal currency.

	As of June 30, 2009
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€3,109	€48,775	€8,048	€90,586
Canadian Dollars	16	423	13	453
Jordan Dinars	102	636	—	—
Qatari Riyals	81	1,851	6	1,840
Japanese Yen	7	368	7	368
Brazilian Real	—	—	14	1,842
Australian Dollars	8	1	—	—
Kuwaiti Dinar	—	—	77	1,020
Saudi Riyal	—	—	1	1,840
Chinese Yuan	8	864	3	170
Euro	451	9,516	346	8,830

	€3,782	€62,434	€8,515	€106,949

Interest rate contracts:
Interest rate caps and swaps	545	78,489	2,694	78,110

Total	€4,327	€140,923	€11,209	€185,059

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	As of December 31, 2008
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
U.S. Dollars	€6,599	€63,001	€7,808	€78,893
Canadian Dollars	12	670	42	458
Morocco Dirhams	379	1,600	—	—
Jordan Dinars	11	381	19	661
Qatari Riyals	292	4,256	17	318
Japanese Yen	—	—	5	415
Thai Bahts	34	1,022	—	—
Swedish Kronor	349	2,348	—	—
Kuwaiti Dinar	—	—	1,374	9,186
Chinese Yuan	19	1,049	2	198
Euro	465	6,116	104	1,526

	€8,160	€80,443	€9,371	€91,655

Interest rate contracts:
Interest rate caps and swaps	384	82,026	4,200	112,380

Total	€8,544	€162,469	€13,571	€204,035

     The above table includes embedded derivatives that the Company bifurcates from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value in our consolidated balance sheets, with related gains and losses recorded in earnings.
     The Company also is exposed to interest rate risk from its interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-months or one-year both EURIBOR and LIBOR, plus the applicable margins.
     The Company manages certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2009 and 2022. The exposure of the Company is limited to the premiums paid to purchase the caps. Total premiums paid to purchase the caps were € 382 and € 18 during the six-month period ended June 30, 2009 and during the year ended December 31, 2008.
     The ineffective portion of changes in fair value of hedge positions, reported in earnings for the six-month period ended June 30, 2009, amounted to € 210, and has been recorded within “Other financial income/(expense), net” in the Company’s consolidated statement of operations.
     As of June 30, 2009, the effective portion of cash flow hedges recorded in other comprehensive income, amounted to € (449), net of tax. € (384) will be reclassified to earnings over the next twelve months.
     As required by SFAS 157, in order to measure the fair value of derivatives, the Company maximizes, to the extent possible, the use of market data obtained from sources independent of it. In accordance with this SFAS, since there are no quoted prices available in active markets for identical financial instruments (Level 1 inputs), the Company focuses on Level 2 inputs, which are all other observable inputs (not included in Level 1) that are available for the financial instrument, to measure its fair value.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Cash, Short-Term Investments, Accounts Receivable and Accounts Payable
     The carrying amounts for “Cash and cash equivalents”, “Restricted cash”, “Other short term investments”, “Accounts receivable”, “Unbilled revenues” and “Accounts payable” in the Company’s consolidated balance sheets approximate fair values due to the short maturity of these instruments, unless otherwise indicated.
Short-Term and Long-Term Debt
     Debt is primarily based on variable rates of interest with fair value approximating carrying value.
Other Long-Term Liabilities
     The fair value of interest-free loans received from the Spanish Science and Technology Ministry is estimated based on quoted market prices or current rates offered to the Company for debt of similar maturities. “Other long-term liabilities” in the Company’s consolidated balance sheets include payments due to suppliers. Interest is payable at variable rates. Therefore, fair value approximates carrying value.
     The carrying value and estimated fair value of financial instruments are presented below:

	As of
	June 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents (including restricted cash)	€113,816	€113,816	€85,808	€85,808
Other short-term investments	623	623	589	589
Accounts receivable	108,729	108,729	152,951	152,951
Derivative contracts	4,327	4,327	8,544	8,544
Liabilities:
Short-term debt	70,151	70,151	56,728	56,728
Long-term debt including current portion	221,267	201,260	221,027	196,293
Other long-term liabilities	41,001	40,927	37,745	37,574
Derivative contracts	11,209	11,209	13,571	13,571
10. Due to and from related parties
     During the normal course of business, the Company conducts operations with related parties, through the performance of projects, loan contracts and advisory services. The transactions are completed at market rates. The details of balances with group companies and related parties are as follows:

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Due from related parties:
Trade receivable	€8,633	€1,228
Credit line receivable	7,674	17,094

	€16,307	€18,322

Due to related parties:
Trade payables	€21,415	€16,823
Credit line payable	28,751	12,282

	€50,166	€29,105

     The Company has an available bilateral credit agreement with its parent, Abengoa, of approximately € 88,301 (€ 60,000 related to Telvent on a consolidated basis, plus an additional U.S. $30,000 available to Telvent Mexico, and U.S. $10,000 available to Telvent Energía). Amounts were translated from U.S. Dollars to Euros based on the exchange rate on June 30, 2009.
     The Company’s net credit line payable under this credit arrangement as of June 30, 2009 was € 21,077 with € 67,224 remaining available as of this date. The Company will incur no costs or receive any payments under the arrangement unless it actually uses or loans any of the available funds.
11. Commitments and Contingencies
Commitments
     On November 23, 2007, the Company’s subsidiary, Telvent Outsourcing, S.A. (“Telvent Outsourcing”) acquired an additional 10% interest in Grupo S21 Sec Gestion, S.A (“S21 Sec”), increasing its total ownership stake to 15% with a carrying value of € 5,582 (carried at cost). S21 Sec is a leading Spanish company specializing in computer security. Navarra de Gestión para la Administración S.A.’s (“NGA”) also has an option to sell an additional 10% of the shares of S21 Sec to the Company on or before October 31, 2010, conditional upon the Company or any company of the Abengoa Group investing € 15,000 in the territory of Navarra. The Company does not have the obligation or intent to make such investments, in which case NGA could still have the option to sell the 10% stake of S21 Sec to the Company at a price not to exceed € 3,900.
     On April 27, 2007, the Company’s subsidiary, Telvent Traffic North America, Inc. (“Telvent Traffic”), completed the acquisition of 100% of the shares of Caseta Technologies, Inc. (“Telvent Caseta”). The stock purchase agreement with respect to the acquisition provides for contingent and variable earn-out payments and post-closing adjustments. As of June 30, 2009, the total payments made for this acquisition amounted to U.S. $12,057 and our best estimate of the potential earn-out payments under this agreement amounted to U.S. $2,150 as of this date. There is an overall limit of U.S. $20,728 on the aggregate purchase price. The Company is not required to make any future payments that would cause the aggregate purchase price to exceed that limit.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
     As described in Note 7, on October 28, 2008 the Company’s subsidiary, Telvent Export, completed the acquisition of 100% of the shares of DTN for a purchase price of U.S. $250,978 (€ 187,707) including acquisition costs, payable in two payments: a cash payment made on the closing and a deferred payment to certain stockholders of DTN who are DTN employees (the “Employee Stockholders”). See Note 7 for complete details of the commitments assumed in this acquisition.
     As described in Note 4, on May 28, 2008, the Company and the DMS Group formed a limited liability company joint venture, Telvent DMS, LLC, for the purpose of developing IT services and solutions. Telvent Energía agreed to make a total investment of € 6,111 related to the joint venture. As of June 30, 2009, € 4,777 of this committed investment was made. The Company is committed and obligated to make scheduled payments for the remaining € 1,334 ending on April 30, 2010.
     As described in Note 7, on February 3, 2009, the Company’s subsidiary, Telvent Farradyne, signed an agreement through which it acquired certain of the assets of NLDC. See Note 7 for details of the commitments assumed in this transaction.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business.
     On June 13, 2006, a court in Spain issued a judgment stating that the award of the concession contract for the Advanced Digital Services Center for the City of Almería (the “El Toyo Project”) to Telvent was void on the grounds that the procurement procedures followed by the government of the City of Almería (the “City”) in awarding the contract were inadequate. The City filed an appeal against the judgment. On July 6, 2006, Telvent, as an interested party, also filed an appeal. The filing of the appeals rendered the judgment ineffective until all of the appeals have been resolved. On May 26, 2008, the Spanish appeals court issued a judgment accepting the appeal filed by Telvent. The appeals court revoked the judgment made on June 13, 2006 and replaced that judgment with a declaration that the awarding of the concession contract to Telvent by the City was valid. The other parties to the appeal did not exercise their right to appeal the judgment to the Supreme Court in Spain; therefore, the Company considers that the court proceeding has now been concluded.
     As of June 30, 2009, the development and installation work for the El Toyo project was complete, although acceptance by the city has not yet been obtained.
     Based on the information presently available, including discussions with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition or cash flows.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Guarantees
     In the normal course of business, the Company provides performance guarantees in the form of performance bonds to customers that secure our fulfilment of the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract which is generally between 18 and 36 months. We request similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as we usually successfully complete the contract or renegotiate contract terms.
     As of June 30, 2009, the Company maintains the following performance and financial guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
	(Unaudited)
Performance guarantees	€251,412	€19,332	€—
Financial Guarantees	27,758		—

	€279,170	€19,332	€—

     Financial guarantees include € 23,985 corresponding to stand-by letters of credit signed in connection with our acquisition of DTN. As described in Note 7, the DTN stock purchase agreement provides for two stand-by letters of credit, for a total amount of U.S. $34,019 plus interest (€ 23,985).
     The maximum potential payments represent a “worst-case scenario” and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to partially offset the Company’s payments under guarantees.
Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
12. Segments and Geographic Information
     The Company changed, effective November 1, 2008, its internal reporting structure, and from such date, has five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into the Company’s Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on providing real-time IT solutions, market data and business information services to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors together with the provision of technology oriented to improve the use and management of water resources done by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply-chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Six-Month Period Ended June 30, 2009
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€105,071	€102,196	€29,709	€90,569	€40,501	€368,046
Cost of revenues	67,803	76,037	18,598	63,749	8,964	235,151

Gross profit	€37,268	€26,159	€11,111	€26,820	€31,537	€132,895

Operating expenses						(95,571)
Other income (expense), net						(20,950)

Income before income taxes						€16,374

	Three-Month Period Ended June 30, 2009
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€53,501	€50,944	€14,680	€46,894	€19,505	€185,524
Cost of revenues	34,817	40,360	9,121	32,880	4,321	121,499

Gross profit	€18,684	€10,584	€5,559	€14,014	€15,184	€64,025

Operating expenses						(47,121)
Other income (expense), net						(8,131)

Income before income taxes						€8,773

	Six-Month Period Ended June 30, 2008
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€80,254	€106,702	€17,896	€83,083	€—	€287,935
Cost of revenues	61,999	81,002	12,409	60,176	—	215,586

Gross profit	€18,255	€25,700	€5,487	€22,907	€—	€72,349

Operating expenses						(55,884)
Other income (expense), net						(6,207)

Income before income taxes						€10,258

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)

	Three-Month Period Ended June 30, 2008
	(Unaudited)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€39,518	€59,457	€9,448	€40,831	€—	€149,254
Cost of revenues	31,072	46,252	5,863	29,739	—	112,926

Gross profit	€8,446	€13,205	€3,585	€11,092	€—	€36,328

Operating expenses						(29,264)
Other income (expense), net						(3,901)

Income before income taxes						€3,163

     The majority of the net revenues of the joint ventures that the Company consolidates due to FIN 46-R are included in the Company’s Transportation segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting.
     Segment assets of the Company are as follows:

	As of June 30, 2009 (Unaudited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€278,242	€294,949	€101,391	€180,596	€217,779	€1,072,957
Unallocated assets						2,938

Total assets						€1,075,895

	As of December 31, 2008 (Unaudited)
	Energy	Transportation	Environment	Global Services	Agriculture	Total
Segment assets	€254,998	€304,385	€97,759	€153,495	€221,666	€1,032,303
Unallocated assets						18,920

Total assets						€1,051,223

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

TELVENT GIT, S.A.
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands, except share and per share amounts)
Geographic Information
     For the six months ended June 30, 2009 and 2008, sales outside of Spain comprised 57.7% and 47.3% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Six Months Ended June 30,
	2009	2008
	(Unaudited)
Europe	€166,902	€170,925
Latin America	44,208	35,960
North America	126,960	45,663
Asia-Pacific	11,870	9,396
Middle-East and Africa	18,106	25,991

	€368,046	€287,935

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	June 30,	December 31,
	2009	2008
	(Unaudited)	(Unaudited)
Portugal	€4,792	€4,646
North America	14,640	15,999
Latin America	660	596
China	1,857	1,936
Others	267	229

	€22,216	€23,406

     13. Subsequent events
     On July 7, 2009, in accordance with the purchase agreement to acquire the remaining 42% of Matchmind, Telvent Outsourcing made a deferred payment to its remaining shareholders of € 8,237 (€ 7,842 to management shareholders and € 395 to Jose Luis Galí, Matchmind’s founder and former president), which was included in accrued and other liabilities in the Company’s consolidated balance sheets as of June 30, 2009. Please refer to Note 7 for additional information regarding this payment.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an IT solutions and business information services provider for a sustainable and secure world that specializes in high value-added, real time integrated services and solutions to customers in targeted industrial sectors (Energy, Transportation, Environment and Agriculture), as well as Global Services, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These services and solutions include systems integration, consulting services, design and engineering services, maintenance services, real-time business-to-business information services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     Our mission-critical, real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Since the acquisition of DTN in October 2008, we are also able to deliver business-critical market intelligence, commercial weather, trading, and supply-chain services supporting the production, trading and distribution of agriculture and energy commodities. In addition, we also leverage our proprietary weather technologies to serve weather-sensitive businesses in key sectors including aviation, transportation, and public safety.
     Our customers include some of the largest energy and utility companies, transportation authorities, a number of government environmental agencies, and local and central governments in our core geographies.
     Our business is organized in three primary ways: across segments, across information technology solutions and across geographic areas.
     Our goal each quarter is to ensure continued growth, maximize profitability, and provide added value to our investors and customers. In order to achieve this, we focus on several critical areas that we believe are the core of our business activities:
1.	Margin performance, which we believe is a strong indicator of the efficiency and profitability of our main operations

2.	Bookings and backlog, which we believe is a strong indicator of the growth of our business and provides useful segment trend information and revenue visibility; and

3.	Acquisitions integration, as the realization of synergies in all business areas from the integration of the businesses that we have acquired ensures improved efficiency and cost savings.
     On an ongoing basis, we evaluate the risks and challenges facing our individual business segments to determine any necessary course of action. During the six-month period ended June 30, 2009 our biggest challenge has been presented to our Transportation segment, which has suffered from the general worldwide economic slowdown. Specifically, government agency and municipality budgets have continued to experience severe pressure while private sector investment is slow due to the difficulties encountered to finance new projects. The stimulus packages approved by most governments to boost the economy included significant investments in transportation, but most of the initial funds have been allocated to paving and/or infrastructure improvement. Stimulus package investments in transportation technology have not yet substantially materialized. This has resulted in significant delays in the project bidding and award processes in our Transportation segment, which has, in turn, impacted our bookings and the generation of new revenues. However, as specific grant programs have been designated to intelligent transportation systems during the first half of 2009, the outlook looks positive for the coming months. In addition, our Transportation segment began the year 2009 with a strong backlog, allowing for expected modest revenue growth.
     In order to deal with these challenges, we are constantly developing new ideas, evaluating alternative courses of action, investing in research and development and in the future of our people.
Results of Operations
     On October 28, 2008 our subsidiary, Telvent Export, S.L. (“Telvent Export”), completed a stock purchase agreement pursuant to which it acquired all of the issued and outstanding shares of the capital stock of DTN Holding Company, Inc. (“DTN”). DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and environment. The results of operations of DTN are reflected in our results of operations for the three- and six-month periods ended June 30, 2009, but not in the corresponding periods in 2008.
     The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the three- and six-month periods ended June 30, 2009 and 2008:

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Three-months	Three-Months	Three-Months
	For the Three-Months		Ended	Ended	Ended	Percentage
	Ended June 30,		June 30,	June 30,	June 30,	Change
	2009(1)	2009	2009	2008	2008	2008-2009
	(In thousands, except percentages and per share data)
Revenues	$260,105	€185,524	100%	€149,254	100%	24.3%

Cost of revenues	170,342	121,499	65.5	112,926	75.7	7.6%

Gross profit	89,763	64,025	34.5	36,328	24.3	76.2%

General and administrative	43,093	30,737	16.6	14,821	9.9

Sales and marketing	7,886	5,625	3.0	6,967	4.7

Research and development	5,231	3,731	2.0	4,585	3.1

Depreciation and amortization	9,853	7,028	3.8	2,891	1.9

Total operating expenses	66,063	47,121	25.4	29,264	19.6

Income from operations	23,700	16,904	9.1	7,064	4.7	139.3%

Interest expense	(13,099)	(9,343)	(5.0)	(2,987)	(2.0)

Interest income	123	88	0.0	8	0.0

Other financial income (expense), net	2,528	1,803	1.0	(808)	(0.1)
Income from companies carried under the equity method	143	101	0.1	(114)	(0.1)

Other income / (expense), net	(1,094)	(780)	(0.4)	—

Total other income (expense)	(11,399)	(8,131)	(4.4)	(3,901)	(2.6)

Income before income taxes	12,301	8,773	4.7	3,163	2.1	177.4%

Income tax expense	854	609	0.3	334	0.2

Net income	11,447	8,164	4.4	2,829	1.9	188.6%

Loss (Profit) attributable to non-controlling interest	112	80	0.0	(325)	(0.2)

Net income attributable to the parent company	$11,559	€8,244	4.4	€2,504	1.7	229.2%

Basic and diluted net income attributable to the parent company per share	$0.34	€0.24		€0.09

Weighted average number of shares outstanding	34,094,159	34,094,159		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.4020 to € 1.00 (based on the noon buying rate on June 30, 2009). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

			Percentage		Percentage
			of Revenues		of Revenues
			for the	For the	for the
			Six-Months	Six-Months	Six-Months
	For the Six-Months Ended		Ended	Ended	Ended	Percentage
	June 30,		June 30,	June 30,	June 30,	Change
	2009(1)	2009	2009	2008	2008	2008-2009
	(In thousands, except percentages and per share data)
Revenues	$516,000	€368,046	100%	€287,935	100%	27.8%

Cost of revenues	329,682	235,151	63.9	215,586	74.9	9.1%

Gross profit	186,318	132,895	36.1	72,349	25.1	83.7%

General and administrative	83,569	59,607	16.2	29,153	10.1

Sales and marketing	18,923	13,497	3.7	12,037	4.2

Research and development	12,001	8,560	2.3	9,092	3.2

Depreciation and amortization	19,498	13,907	3.8	5,602	1.9

Total operating expenses	133,991	95,571	26.0	55,884	19.4

Income from operations	52,327	37,324	10.1	16,465	5.7	126.7%

Interest expense	(23,244)	(16,579)	(4.5)	(5,944)	(2.1)

Interest income	158	113	0.0	34	0.0

Other financial income (expense), net	(5,445)	(3,884)	(1.1)	(423)	(0.1)
Income from companies carried under the equity method	252	180	0.0	126	0.0

Other income / (expense), net	(1,094)	(780)	(0.2)	—

Total other income (expense)	(29,373)	(20,950)	(5.7)	(6,207)	(2.2)

Income before income taxes	22,954	16,374	4.4	10,258	3.6	59.6%

Income tax expense	2,526	1,802	0.5	1,274	0.4

Net income	$20,428	14,572	4.0	8,984	3.1	62.2%

Loss (Profit) attributable to non-controlling interest	(282)	(201)	(0.1)	(576)	0.2

Net income attributable to the parent company	20,146	€14,371	3.9	€8,408	2.9	70.9%

Basic and diluted net income attributable to the parent company per share	$0.59	€0.42		€0.29

Weighted average number of shares outstanding	34,094,159	34,094,159		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.4020 to € 1.00 (based on the noon buying rate on June 30, 2009). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

Bookings and Backlog
     New contract bookings, which represent the contract value of new signed contracts in the period, regardless of when such contracts will be performed, were € 164.2 million for the three-month period ended June 30, 2009, an increase of € 5.0 million, or 3.1%, as compared to new bookings of € 159.2 million for the three-month period ended June 30, 2008.
     New contract bookings for the six-month period ended June 30, 2009 were € 392.5 million, an increase of € 64.5 million, or 19.7%, as compared to new bookings of € 328.0 million for the six-month period ended June 30, 2008. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of June 30, 2009 was € 888.5 million, an increase of € 159.3 million, or 21.8% from a backlog of € 729.2 million as of June 30, 2008. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog at June 30, 2009 also includes “soft backlog” of € 231.5 million, which represents pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount. Soft backlog at the end of June 30, 2008 was € 145.9 million. Backlog excludes our pipeline of projects that we are pursuing but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
June 30,	June 30,	Change
2009	2008	2008-2009
(Euros in thousands, except percentages)
€ 185,524	€ 149,254	24.3%

Six Months Ended	Six Months Ended	Percent
June 30,	June 30,	Change
2009	2008	2008-2009
(Euros in thousands, except percentages)
€ 368,046	€ 287,935	27.8%
     The increase in revenues for the six-month period ended June 30, 2009 over the corresponding period in 2008 was mainly due to the incorporation of revenues coming from the acquisition of DTN, which was completed in October 2008. DTN contributed € 66.5 million for the six-month period ended June 30, 2009, with no corresponding contribution in the same period of the prior year. In addition our organic growth in revenues was 2.6% for the six-month period ended June 30, 2009 over the corresponding period of the prior year.
     For the six-month period ended June 30, 2009, we also consolidated additional revenues of € 10.9 million relating to other joint venture partners, with € 8.2 million in the corresponding period of the prior year.
     Revenues in the three-month period ended June 30, 2009 increased over the corresponding period in 2008 primarily due to the incorporation of DTN, as mentioned above, the contribution of our Oil & Gas sector in Latin America, and due to a good evolution of our IT Services business within our Global Services segment.

Cost of Revenues

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 121,499	65.5%	€ 112,926	75.7%	7.6%

Six Months Ended		Six Months Ended		Percent
June 30,	Percentage of	June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 235,151	63.9%	€ 215,586	74.9%	9.1%
     Cost of revenues decreased as a percentage of revenues period-to-period and, therefore, gross margins increased in 2009 over the corresponding six-month period of the prior year primarily due to the inclusion of DTN, acquired in October 2008. DTN’s information services business in refined fuels (reported in our Energy segment), and the Environment and Agriculture segments contribute with significantly higher margins than traditional Telvent business activities, as revenues are generated through a recurring subscription based business model and not on a project-by-project basis. In addition, our continuous efforts to provide higher value-added services and solutions, which contribute higher margins, have proven beneficial to increase our gross margin levels.
     Cost of revenues for the six-month periods ended June 30, 2009 and June 30, 2008 included € 10.6 million and € 8.1 million, respectively, of costs of revenues attributable to other joint venture partners in our temporary joint venture consortiums. Such consolidated costs reduced our gross margin. Excluding the effect in our cost of revenues of these other joint venture partners, our gross margins for the six-month periods ended June 30, 2009 and June 30, 2008 would have been 37.7% and 25.8%, respectively.
General and Administrative

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 30,737	16.6%	€ 14,821	9.9%	107.4%

Six Months Ended		Six Months Ended		Percent
June 30,	Percentage of	June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 59,607	16.2%	€ 29,153	10.1%	104.5%
     Our general and administrative expenses increased from the six-month period ended June 30, 2008 to the six-month period ended June 30, 2009 mainly as a result of the consolidation of general and administrative costs from DTN, acquired in October 2008, which contributed € 23.9 million during the six-month period ended June 30, 2009, with no corresponding contribution in the same period of the prior year.

     We intend to continue on our efforts to increase efficiency through the integration of our acquisitions and through other initiatives to produce general and administrative cost savings.
Sales and Marketing

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 5,625	3.0%	€ 6,967	4.7%	(19.3)%

Six Months Ended		Six Months Ended		Percent
June 30,	Percentage of	June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 13,497	3.7%	€ 12,037	4.2%	12.1%
     Our sales and marketing expenses have decreased as a percentage of revenues from the six-month period ended June 30, 2008 to the six-month period ended June 30, 2009 primarily due to the improved efficiency reached in the integration of resources obtained through our acquisitions, and due to the high level of bookings obtained in the first half of 2009, which absorbed many direct sales costs.
Research and Development

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 3,731	2.0%	€ 4,585	3.1%	(18.6)%

Six Months Ended		Six Months Ended		Percent
June 30,	Percentage of	June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 8,560	2.3%	€ 9,092	3.2%	(5.9)%
     Our research and development expenses decreased as a percentage of revenues in the six-month period ended June 30, 2009 over the corresponding period in 2008 mainly due to the incorporation of DTN revenues with no corresponding research and development costs. We strive to maintain a level of investment in research and development of approximately 3.0% as a percentage of revenues (gross of grants and subsidies). We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations, which is currently underway, and with the realization of synergies in this area from the integration of the businesses that we have acquired. We expect the number of our research and development projects which are related to the development of higher value-added applications to increase in line with our strategy.

Depreciation and Amortization

Three Months		Three Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 7,028	3.8%	€ 2,891	1.9%	143.1%

Six Months		Six Months		Percent
Ended June 30,	Percentage of	Ended June 30,	Percentage of	Change
2009	Revenues	2008	Revenues	2008-2009
(Euros in thousands, except percentages)
€ 13,907	3.8%	€ 5,602	1.9%	148.3%
     Our depreciation and amortization expense increased from the three- and six-month periods ended June 30, 2008 to the three- and six- month periods ended June 30, 2009 as a result of the amortization expense related to intangibles arising from the purchase price allocation of our acquired businesses, such as backlog (customer contracts), purchased software technology and customer relationships, as well as the amortization of other intangible assets. This amortization expense was € 4.2 million and € 8.2 million for the three- and six-month periods ended June 30, 2009, respectively, and € 1.7 million and € 0.9 million, respectively, in the corresponding periods of the prior year. The increase in both periods is mainly due to the intangible asset amortization from the acquisition of DTN.
Interest Income and Expense & Financial Income (Expense), Net

	Three Months	Percentage	Three Months	Percentage	Percent
	Ended June 30,	of	Ended June 30,	of	Change
	2009	Revenues	2008	Revenues	2008-2009
	(Euros in thousands, except percentages)
Interest Expense	€(9,343)	(5.0)%	€(2,987)	(2.0)%	212.8%
Interest Income	88	0.0%	8	0.0%	10,000.0%
Other financial income (expense), net	1,803	1.0%	(808)	(0.5)%	323.1%

	Six Months	Percentage	Six Months	Percentage	Percent
	Ended June 30,	of	Ended June 30,	of	Change
	2009	Revenues	2008	Revenues	2008-2009
	(Euros in thousands, except percentages)
Interest Expense	€(16,579)	(4.5)%	€(5,944)	(2.1)%	178.9%
Interest Income	113	0.0%	34	0.0%	232.4%
Other financial income (expense), net	(3,884)	(1.0)%	(423)	(0.0)%	818.2%
     Interest expense increased significantly from the six-month period ended June 30, 2008 to the corresponding period in 2009 mainly due to the syndicated credit agreement with Caja Madrid and ING Belgium S.A., signed on September 12, 2008 to partially finance our DTN acquisition, generating interest expense of € 1.6 million, and also to the interest expense that DTN incurred under its own syndicated credit agreement, amounting to € 7.4 million. In addition, we incurred in interest expense of € 1.8 million related to the bilateral credit arrangement with Abengoa.
     Other financial income/(expense) reflects realized and unrealized foreign exchange rate differences, which are partially offset by the changes in the fair value of forward contracts.

Segment Analysis
     We changed, effective November 1, 2008, our internal reporting structure, and from such date, we have five reportable operating segments consisting of Energy, Transportation, Environment, Agriculture, and Global Services. The Public Administration segment, which was reported separately in prior reporting periods, has now been incorporated into our Global Services segment. The segments are grouped with reference to the types of services provided and the types of clients that use those services. We assess each segment’s performance based on net revenues and gross profit or contribution margin. Prior period segment information has been restated to conform to current year presentation.
•	Energy focuses on providing real-time IT solutions, market data and business information services to better manage energy delivery efficiency. It offers measurement and control systems and services that help manage critical infrastructures and data through highly available and secure solutions in two primary areas: electricity and oil & gas.

•	Transportation provides solutions and services for traffic information and control systems, freeway information and management applications, and automatic fare collection solutions, which through enabling more efficient management of traffic, can reduce emissions of greenhouse gases.

•	Environment focuses on the observation and forecasting of the weather, the climate, the air quality and the hydrology and its impact on the different economic sectors together with the provision of technology oriented to improve the use and management of water resources done by water utilities.

•	Agriculture provides information services, including critical business information and trading services, that support the agriculture supply-chain, including producers, originators, traders, and food processors in the U.S. and Canada.

•	Global Services offers an integral technology services model that spans the full life cycle of the client’s Information and Communications Technologies (“ICT”). It comprises consulting, integration and outsourcing and IT infrastructure management services to enable the evolution and control of our customers’ current and future technology needs.

	Three Months Ended June 30, 2009
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€53,501	€50,944	€14,680	€46,894	€19,505	€185,524
Gross Profit	18,684	10,584	5,559	14,014	15,184	64,025
Gross Margin	34.9%	20.8%	37.9%	29.9%	77.8%	34.5%

	Three Months Ended June 30, 2008
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€39,518	€59,457	€9,448	€40,831	—	€149,254
Gross Profit	8,446	13,205	3,585	11,092	—	36,328
Gross Margin	21.4%	22.2%	37.9%	27.2%	—	24.3%

	Six Months Ended June 30, 2009
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€105,071	€102,196	€29,709	€90,569	€40,501	€368,046
Gross Profit	37,268	26,159	11,111	26,820	31,537	132,895
Gross Margin	35.4%	25.6%	37.4%	29.6%	77.9%	36.1%

	Six Months Ended June 30, 2008
	(Euros in thousands, except percentages)
				Global
	Energy	Transportation	Environment	Services	Agriculture	Total
Revenues	€80,254	€106,702	€17,896	€83,083	—	€287,935
Gross Profit	18,255	25,700	5,487	22,907	—	€72,349
Gross Margin	22.7%	24.1%	30.7%	27.6%	—	25.1%
     Energy

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€53,501	€39,518	€105,071	€80,254
Gross Profit	18,684	8,446	37,268	18,255
Gross Margin	34.9%	21.4%	35.4%	22.7%
Revenue growth rate over prior period	35.4%		30.9%
     Our Energy segment revenues increased from € 80.3 million to € 105.1 million, or 30.9%, in the six-month period ended June 30, 2009, when compared to the same period in 2008, mainly due to the revenue contribution during the first half 2009 of the refined fuels activities from DTN, with no contribution in the same period of the prior year, and due to good organic growth.
     Excluding revenues from the refined fuels business of DTN, revenues in our Energy segment increased by 11.5% when comparing the first half of 2009 to the first half of 2008. This increase was mainly due to the contribution of our Oil & Gas sector in Latin America, as important opportunities we had been forecasting are beginning to materialize, particularly in Mexico. In addition, we have been awarded various medium-sized Smart Grid projects as a result of our Smart Grid initiatives in North America. Due to the strong momentum and interest in Smart Grid in North America and elsewhere, in combination with our very well-developed solutions offering that includes smart metering, geographical information systems (GIS) for asset management, outage management systems (OMS) and our latest distribution management systems (DMS), we believe we are very well-positioned to grow our Electric business going forward, both in North America and Europe.

     Gross margins in our Energy segment significantly increased from 22.7% in the first half of 2008 to 35.4% in the same period of 2009. This improvement is primarily due to the higher margin of our refined fuels activity of DTN, and due to the lower revenue contribution from the Vattenfall project, which had a lower gross margin.
     Total backlog in the Energy segment, as of June 30, 2009, amounted to € 216.1 million, which includes € 18.6 million in soft backlog.
          Oil & Gas
     Revenues in the Oil & Gas sector increased by 124.6%, from € 25.9 million in the six-month period ended June 30, 2008 to € 58.2 million in the same period of 2009. This significant revenue increase was primarily driven by the revenue contribution from the refined fuels activities of DTN. Additionally, gross margins in our Oil & Gas sector increased from 23.1% in the first six months of 2008 to 34.0% in the same period of 2009, as a result of the higher margin contribution of this refined fuels activity, and the higher margins typically obtained in our North American Oil & Gas business.
     North America continues to be the largest revenue contributor in our Oil & Gas sector, accounting for approximately 64.2% of our total Oil & Gas sector revenues worldwide. In the first six months of 2009, revenues in this region amounted to € 37.4 million, while revenues in the same period of 2008 were € 15.7 million, resulting in a 138.2% increase. This revenue increase was due mainly to the revenue contribution during the first half 2009 of the refined fuels activities of DTN, with no contribution in the same period of the prior year; and also due to good business performance related to traditional SCADA projects, plus advanced business applications for some of our customers in this region, such as ATCO Gas, Puget Sound and El Paso, among others.
     In Latin America, revenues increased from € 5.5 million in the first six months of 2008, to € 15.5 million in the same period of 2009, mainly due to the performance of important projects signed with Pemex in Mexico at the beginning of the year, particularly the project to implement our SCADA system in seven PEMEX Refining national product pipeline networks in Mexico.
     In our Asia-Pacific region, we continue to grow primarily due to the excellent performance of projects in China and some new projects in Australia. We also expect to see some bookings opportunities in this geography in the latter part of the year.
     In the Middle-East and Africa region, we have encountered some difficulties during the completion phases of two projects: KCP in Kazakhstan and Adma Opco in Abu Dhabi, resulting in margin reductions and lower revenue contribution than in prior periods. Both projects have entered critical project and contingency planning processes that should mitigate further problems and close according to our customers’ expectations.

          Electricity
     Our revenues for the electric utility business for the period decreased from € 54.3 million for the six-month period ended June 30, 2008 to € 46.8 million in the same period in 2009, mainly due to the revenue wind-down of our Smart Metering project in Sweden for Vattenfall, which is now in the operations and maintenance phase. However, this is not a trend we expect to continue, as we see a strong momentum in our electric utility business. We believe that the market continues to respond very positively to Telvent’s Smart Grid Solution offering. The announcement of Telvent’s “Smart Grid Demonstration Project in a Box”, which helps utilities rapidly deploy solutions in a pre-configured way, is receiving considerable interest from the market. Additionally, the stimulus funding that is being made available for Smart Grid initiatives continues to fuel an accelerated interest in DMS, GIS, and OMS projects. That, along with our good performance in bookings during the first half of the year, should allow for growth in the forthcoming quarters.
     Gross margin in this sector for the six-month period ended June 30, 2009 was 37.4%, compared to 22.6% in the same period of 2008. This increase was due to the lower contribution of our project with Vattenfall, which had a lower gross margin and also due to higher contribution of our business in North America, which generated higher gross margins.
     In Europe, revenues decreased from € 27.3 million during the first six months of 2008 to € 17.1 million for the same period of 2009, due to the successful completion of the aforementioned smart metering project in Sweden. We believe this project is serving as a positive reference for the award of similar projects in this region, where interest around Smart Grid solutions is also very high, given local regulatory requirements, in particular in Nordic countries.
     In North America, the electric utility business revenues increased by 28.8% when comparing the € 11.0 million in revenues for the six-month period ended June 30, 2008 to the € 14.1 million in revenues for the same period of 2009. This revenue growth came mainly from Smart Grid implementations specifically related to DMS projects.
     In Latin America, electric sub-segment revenues for the first half of 2009 were in line with those reported for the same period in 2008. With the support of the continued aggressive marketing of our Smart Grid projects for utilities in the region (Panama, Ecuador, Colombia and Chile) we expect increased performance for the last half of this year.
     Finally, we are currently identifying and pursuing opportunities for our Smart Grid Suite in China, India and Australia, focused mainly in DMS applications, which we expect will result in future growth and an increased pipeline in this region.

     Transportation

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€50,944	€59,457	€102,196	€106,702
Gross Profit	10,584	13,205	26,159	25,700
Gross Margin	20.8%	22.2%	25.6%	24.1%
Revenue growth rate over prior period	(14.3)%		(4.2)%
     Our Transportation segment revenues for the six-month period ended June 30, 2009 decreased by 4.2%, as compared to the six-month period ended June 30, 2008. As indicated in previous quarters, this decrease is a direct consequence of the combination of several factors regarding the worldwide economic slowdown. Government agency and municipality budgets continue to experience severe pressure, while private sector investment is slowing down due to the difficulties encountered in financing new projects. The stimulus packages approved by most governments to boost the economy included significant investments in transportation, but most of the initial funds have been allocated to paving and/or infrastructure improvement, with almost no technology involved. Stimulus package investments in transportation technology have not yet substantially materialized. This has translated into significant delays in the project bidding and award processes in many regions, which has in turn, impacted our bookings and the generation of new revenues. However, specific stimulus grant programs in the U.S. have been designated to intelligent transportation systems during the first half of 2009, which should allow for some of these projects to get the necessary financing in the last part of 2009 and into 2010. Nonetheless, as Transportation began the year 2009 with a strong backlog, we expect this segment to achieve modest revenue growth in 2009.
     In Europe, where the majority of our projects in this segment are being executed in Spain, revenues for the six-month period ended June 30, 2009 decreased by 5.7%, to € 47.0 million, as compared to the six-month period ended June 30, 2008, for the reasons explained above. However, many of our recurrent operations and maintenance contracts are being renewed by our customers, allowing for good performance in bookings in this region and ensuring long-term revenues in the region.
     In North America, our revenues in this segment were € 23.0 million during the first six months of 2009, compared to the € 17.1 million in revenues for the same period in 2008. The increase in revenues was primarily due to the contribution of two significant 511 traveler information system projects in the states of New York and Pennsylvania and, to a lesser extent, due to a positive translation impact from the U.S. Dollar (which has appreciated against the Euro, our reporting currency), when comparing the six-month period ended June 30, 2009 to the corresponding period in 2008.
     In Latin America, our revenues slightly decreased from € 14.2 million in the six-month period ended June 30, 2008, to € 13.8 million in the same period of 2009, as a result of certain delays encountered in projects in Mexico and Brazil during the second quarter of 2009. However, we have experienced good business performance in the rest of Latin America, which has partially offset the impact of these delays.

     In the Asia-Pacific region, our revenues increased 12.3% from € 5.4 million for the six-month period ended June 30, 2008 to € 6.0 million for the same period in 2009 as a result of the good performance of the Mumbai urban traffic project in India and several projects in China.
     In the Middle-East and Africa region, our revenues were € 11.9 million in the six-month period ended June 30, 2009, compared to € 19.6 million for the same period in 2008. This decrease resulted from the expected lower contribution of the ATVAM project during the second quarter of 2009.
     Backlog in our Transportation segment as of June 30, 2009 amounted to € 310.4 million, which includes € 45.1 million in soft backlog.
Environment

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€14,680	€9,448	€29,709	€17,896
Gross Profit	5,559	3,585	11,111	5,487
Gross Margin	37.9%	37.9%	37.4%	30.7%
Revenue growth rate over prior period	55.4%		66.0%
     Revenues in our Environment segment for the six-month period ended June 30, 2009 increased significantly from € 17.9 million to € 29.7 million. This increase was primarily due to the revenue contribution from the weather information services business of DTN, which was acquired in October 2008, and also due to the good business performance in our Middle-East and Africa region. Without the inclusion of revenues from the weather information business of DTN, revenues in our Environment segment organically increased by 7.7% when comparing the six-month period ended June 30, 2009 to the six-month period ended June 30, 2008. Gross margin for our Environment segment in the period was 37.4%, compared to 30.7% for the same period in 2008.
     In Europe, our revenues in the six-month period ended June 30, 2009 amounted to € 11.5 million, a 3.7% increase over the same period of 2008. Europe represented more than 38% of our total Environment segment, and most of the revenues in this region are generated in Spain. However, this percentage is gradually decreasing as we continue to grow in other regions.
     Revenues in North America, which represented approximately 42% of our total revenues in this segment during the six-month period ended June 30, 2009, amounted to € 12.6 million, compared to revenues of € 1.8 million in the same period of 2008. This significant increase in revenues period-over-period was primarily due to the contribution of the weather information services business of DTN, from which we sell commercial-grade weather and location-based alerting services to businesses where weather is a critical business input. These revenues are highly recurrent, with a subscription retention rate of approximately 85%. Without the inclusion of revenues from the weather information services business of DTN, revenues in our North America increased by 19.8% when comparing the six-month period ended June 30, 2009 to the same period of 2008.

     Our business in the Asia-Pacific region contributed € 1.2 million to the Environment segment during the first six months of 2009, while revenues in the same period of 2008 amounted € 1.7 million. Our long-term contract with the Bureau of Meteorology of Australia for the National Automated Surface Weather and Sea Level Observing systems continues to be stable revenue stream, while our business in India has slowed down due to the delay in some aviation weather-related projects.
     In the Middle-East and Africa regions, our revenues for six-month period ended June 30, 2009 amounted to € 4.3 million, compared to € 2.3 million in the same period of 2008. The increase is due to the contribution of the water distribution project in progress in Libya for the Great Man-Made River Authority, which is expected to continue generating significant revenues in the next quarters.
     Backlog in our Environment segment as of June 30, 2009 amounted to € 65.2 million, which includes € 8.9 million of soft backlog.
     Agriculture

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€19,505	€—	€40,501	€—
Gross Profit	15,184	—	31,537	—
Gross Margin	77.8%	—	77.9%	—
Revenue growth rate over prior period	100%		100%
     Agriculture is the new segment resulting from our acquisition of DTN in October of 2008.
     All revenues in our Agriculture segment are generated in North America and principally arise from the sale of critical agricultural business information and real-time market data solutions to top farm producers and agribusinesses, along with a smaller portion of advertising revenue from our media segment, including The Progressive Farmer publication.
     Our Agriculture segment contributed revenues of € 40.5 million for the six-month period ended June 30, 2009, with a gross margin of 77.9%. This segment, which is over 90% subscription based, has revenue subscription retention rates above 90%, resulting in lower costs of sale, and hence, higher gross margins, than the rest of our segments. Our Agriculture segment has over 680,000 subscribers to our business information, including 56,000 of the largest farm producers who are paying for premium content; 12,000 originators including the largest elevators, ethanol plants and feedlots; and over 1,000 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, Con Agra and Cargill, along with the majority of the largest corn and soybean producers in the U.S. During the first half of 2009, over transactions involving approximately 38 million bushels of grain were transacted though our grains trading portal between our over 900 agribusiness portal locations and our over 21,000 registered portal producers.
     Results for our Agriculture segment during the first half of 2009 were mixed, with strong performance in our producer and agribusiness businesses, and with weaker performance in our advertising business due to the effects of the global economic situation.

     Backlog in our Agriculture segment was € 65.9 million as of June 30, 2009, including € 27.8 million of soft backlog.
     Global Services

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	(Euros in thousands, except percentages)
Revenues	€46,894	€40,831	€90,569	€83,083
Gross Profit	14,014	11,092	26,820	22,907
Gross Margin	29.9%	27.2%	29.6%	27.6%
Revenue growth rate over prior period	14.8%		9.0%
     During the fourth quarter of 2008, we changed our business segments. Our former segment, Public Administration, was combined with our Global Services segment. All prior period results appearing in the segment information table above have been restated to conform to our new business segments presentation.
     Our Global Services revenues for the first six months of 2009 amounted to € 90.6 million, compared to € 83.1 million in the same period of 2008. This increase was achieved through pure organic growth resulting from the positive evolution of our IT Services business, in our larger segments of activity (finance, retail, and TMT). However, Global Services revenues were slightly impacted by a slow-down in business activity coming from our former Public Administration segment, which has been negatively affected by the slowdown in the local public administrations in Spain. Without the inclusion of revenues from our former Public Administration segment, revenues in our Global Services segment increased by 19.7% when comparing the first six months of 2009 to the first six months of 2008. In addition, gross margin in our Global Services segment increased from 27.6% in the first six months of 2008 to 29.6% in the same period of 2009. We expect margins to remain stable at these rates for the rest of the year.
     Our Global Services segment is composed of three different divisions: Consulting (Business Consulting and Technology Consulting); Technology (Implementation and Development); and Outsourcing and IT Infrastructure Management (that includes both the services delivered from our software factory network and from our Data Center network). During the first six months of 2009, the segment’s business activities were distributed as follows: Implementation & Development (55.7%), Outsourcing & IT Infrastructure Management (37.8%), and Consulting (6.4%).
     Most of the revenues in this segment are recurrent and are generated in a variety of different business sectors. During the first six months of 2009, our business activity was distributed among business sectors as follows: finance and insurance represented approximately 35%, energy and utilities represented approximately 26%, telecommunications, media and technology (TMT) represented approximately 15%, public administration represented approximately 9%, healthcare represented approximately 5%, while the rest was distributed among the transport, agriculture, environment, retail and consumers, and industry sectors.

     Almost 100% of our business in Global Services is carried out in Spain. However, we are expecting future growth from our businesses in Portugal and Brazil.
     Total backlog in our Global Services segment as of June 30, 2009 amounted to € 230.9 million, which includes € 131.1 million of soft backlog.
Geographical Revenues
     The following table identifies our revenues by region during the six-month periods ended June 30, 2009 and June 30, 2008. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business. See segment description above for discussion of trends by geographic area.

	Six Months Ended June 30,		Percentage Change
	2009	2008	2008 – 2009
	(Euros in thousands, except percentages)
Europe	€166,902	€170,925	(2.4)%
Latin America	44,208	35,960	2.3%
North America	126,960	45,663	178.0%
Asia-Pacific	11,870	9,396	26.3%
Middle-East and Africa	18,106	25,991	(30.3)%

Total	368,046	287,935	27.8%

Seasonality
     We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the fourth quarter due to the budgetary cycles of some of our customers.
Changes in Financial Condition
Operating Activities

	Six Months Ended June 30,
	2009	2008
	(In thousands)
Net cash provided by (used in) operating activities	€25.691	€(80,177)
     During the six-month period ended June 30, 2009, net cash provided by our operating activities was € 25.7 million, an increase as compared to the same period in 2008, where we used cash of € 80.2 million.
     The significant improvement in operating cash flow generation during the six-month period ended June 30, 2009 is partly due to impact of DTN, the business we acquired in October of 2008, which has a business model that allows it to generate positive operating cash flow throughout the year. DTN sells business information on a subscription basis to its customers. Subscriptions are typically billed for and collected in advance on a monthly basis. Hence, this improve Telvent’s operating cash profile and has contributed with approximately € 15.2 million in operating cash flow for the six month period ended June 30, 2009.

     For the six-month period ended June 30, 2009, we had € 21.9 million of non-cash adjustments to net income, including depreciation and amortization charges of € 14.9 million, compared with € 7.0 million of non-cash adjustments to net income for the six-month period ended June 30, 2008, which included € 5.6 million of depreciation and amortization charges. Included in the additions (deductions) to net income for the six-month periods ended June 30, 2009 and 2008 were also € 0.9 million and € 0.9 million, respectively, of stock compensation and extraordinary variable compensation charges, € 4.1 million, and € 0.3 million, respectively, of unrealized foreign exchange (income)/loss and € 0.8 million, and € (0.7) million, respectively, of deferred income tax charges and € 0.4 million and € 0.6 million, respectively, of non controlling interest income.
     Working capital and temporary joint ventures used € 10.6 million of our operating cash in the six-month period ended June 30, 2009, compared with € 95.6 million in the six-month period ended June 30, 2008. This is due to changes in operating assets and liabilities during the six-month period ended June 30, 2009, such as the increases in our inventory of € 5.2 million, in our unbilled revenues of € 45.2 million, in other assets of € 0.6 million, in our related parties receivables of € 6.7 million and in our accounts and other long-term receivables of € 17.5 million and the decrease in our income and other taxes payable of € 14.2 million and in our due to temporary joint ventures of € 1.9 million These changes were partially offset by an increase in our billings in excess of costs and estimated earnings of € 3.7 million, in our accounts payable of € 58.7 million, in our related parties payable of € 6.0 million and in our accrued and other liabilities of € 12.1 million and a decrease in our other taxes receivable of € 0.2 million.
     Investing Activities

	Six Months Ended June 30,
	2009	2008
	(In thousands)
Net cash provided by (used in) investing activities	€(34,277)	€ 38,160
     During the six-month period ended June 30, 2009, net cash used by our investing activities was € 34.3 million, a decrease when compared to the same period in 2008, where our investing activities provided cash of € 38.2 million.
     During the six-month period ended June 30, 2009, we borrowed € 9.7 million under our credit arrangement with Abengoa. Our restricted cash balance increased by € 23.4 million due mainly to certain deposits that were restricted for use as of June 30, 2009 as a result of a counter-guarantee of certain obligations assumed by the Company during the normal course of business. These deposits are restricted for use until the cash is received by the third party, which will release the Company’s counter-guarantee. We also used cash of € 4.4 million for the purchase of property, plant and equipment, € 13.8 million for the acquisition of investments, mainly related to the acquisition of 42% of Matchmind, and € 2.5 for the investment in certain intangible assets.

     During the six-month period ended June 30, 2008, we borrowed € 34.7 million under our credit arrangement from Abengoa and we also received € 8.6 million due to the deposits that were restricted for use as of December 31, 2007. We used cash of € 2.9 million for the purchase of property, plant and equipment, and € 1.6 million for the acquisition of investments, mainly related to the joint venture agreement signed with DMS Group. Finally, in May 2008, we paid € 0.8 million to the sellers of Telvent Caseta in connection with the earn-out payment for the year 2007.
     Financing Activities

	Six Months Ended June 30,
	2009	2008
	(In thousands)
Net cash provided by financing activities	€ 12.960	€ 33,188
     Financing activities provided less cash in the six-month period ended June 30, 2009 than during the six-month period ended June 30, 2008.
     During the six-month period ended June 30, 2009, we repaid € 8.3 million of long-term debt, mainly in connection with the payment of € 7.6 million, and € 0.4 million of the current portion of long-term debt on the credit facilities with Goldman Sachs Credit Partners L.P and Liscat, respectively. We also repaid € 5.4 million of short-term debt, mainly related to advance payments of € 0.9 million in amounts outstanding under corporate credit cards; repayments of € 2.4 million related to the sale and lease back transaction with ING; and repayment of ordinary capital leases of € 2.1 million. We also repaid government loans of € 0.4 million. Short-term debt increased by € 14.5 million, mainly for the increase in credit facilities with Banco Cooperativo, BBVA, Bankinter and Natixis of € 0.9 million, € 0.9 million, € 0.8 million and € 0.6 million, respectively, and the advance payments of € 10.7 million from financial institutions on inter-company receivables. We received proceeds of € 10.5 million of long-term debt under the credit facilities of Caja de Ahorros y Monte de Piedad, Caixa d’Estalvis i Pensions de Barcelona, and ING Belgium S.A., Sucursal en España, in connection with the acquisition of 42% of Matchmind. Additionally, we received proceeds of € 15.6 million under the credit agreement with Abengoa and we paid dividends of € 12.3 million and € 1.3 million to our shareholders and to non-controlling interest holders, respectively.
     During the six-month period ended June 30, 2008, we repaid € 2.7 million of long-term debt, mainly in connection with the repayment of € 2.0 million and € 0.4 million of the current portion of long-term debt on the credit facilities with LaSalle Bank and Liscat, respectively, and we had proceeds of € 0.6 million on the credit facility with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja). We also repaid € 21.4 million of short-term debt consisting mainly of accounts receivable factoring payments of € 7.7 million, repayments of advanced payments from financial institutions on inter company receivables of € 7.4 million and made credit facility repayments of € 1.1 million, € 0.9 million, € 0.6 million and € 0.4 million to La Salle Bank, Banesto, Barclays Bank and SCH, respectively. Short-term debt increased by € 1.9 million, mainly related to the credit agreement signed by Telvent Canada Ltd. with ABN AMRO Bank on March 31, 2008, with € 1.8 million outstanding as of June 30, 2008. Additionally, we received proceeds of € 64.7 million under the credit agreement with Abengoa and we paid dividends of € 9.9 million to our shareholders.

     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on March 18, 2009 (our “Annual Report”).
     Our net credit line payable under our credit arrangement with Abengoa as of June 30, 2009 was € 21.1 million, with € 67.2 million remaining available to us as of this date. The Company will incur no costs nor receive any payments under this arrangement unless it actually uses or loans any of the available funds.
     As of June 30, 2009, € 18.5 million was outstanding under the long term leasing obligation entered into with ING Lease (España) E.F.C., S.A. (“ING”), Credit Agricole Leasing Sucursal en España (“Credit Agricole”) and Bancantabria Inversiones, S.A., E.F.C. (“Bancantabria”) for the sale and leaseback of certain equipment previously owned by Telvent Housing.
     As of June 30, 2009, € 4.3 million was outstanding under various types of financing agreements between our subsidiary, Matchmind, and several banks.
     On March 31, 2008, our subsidiary, Telvent Canada, entered into a credit agreement (the “New Credit Agreement”) with ABN AMRO Bank N.V (the “Bank”) to replace the previous one dated May 2, 2003. The original amount available to Telvent Canada under the New Credit agreement was up to approximately U.S. $21.0 million for three separate credit facilities. The amount outstanding under this agreement was € 1.9 million as of June 30, 2009. This credit agreement is considered a “demand facility” agreement, which means that there is no maturity date and that any borrowings made are repayable on demand, the Bank reserves the right to terminate the New Credit Agreement at any time and for any reason.
     On April 30, May 14 and May 21, 2009, our subsidiary, Telvent Traffic, entered into amendments to its credit agreement (the “Credit Agreement”) with Bank of America, N.A. (successor to LaSalle Bank National Association), dated May 31, 2006, for the purpose of extending the termination date of such Credit Agreement. The tenth amendment, signed on May 21, 2009, extends the termination date of the Credit Agreement to April 30, 2010, and establishes the new interest rates applicable to the loans. Loans under the Credit Agreement bear interest on the outstanding principal amount at a rate per annum equal to either (depending on the election made by Telvent Traffic): (i) the prime rate in effect as publicly announced by Bank of America N.V. plus a Base Rate Loan Applicable Margin of 2.00% or (ii) the LIBOR for U.S. dollar deposits in the London Interbank Eurodollar market, plus a Libor Loan Applicable Margin of 3.00%. In connection with these amendments, the Company reaffirmed its commitment to guarantee all of the obligations under the Credit Agreement. As of June 30, 2009, € 17.7 million was outstanding under this agreement.

     In connection with the acquisition of the remaining minority interest in Matchmind, on May 21, 2009, the Company entered into an amendment and restatement of its unsecured loan agreement signed with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España on September 12, 2008. Under the amended and restated unsecured loan agreement, the Company has the right to borrow from Caixa d´Estavils I Pensions de Barcelona, as a new lender, an additional € 20.0 million under two new subtranches: (i) Subtranche A1, in the amount of € 3.6 million and (ii) Subtranche B1, in the amount of € 16.4 million. Subject to certain customary conditions precedent to the first drawdown, the Company may make a single drawdown on closing under Subtranche A1 and multiple drawdown under Subtranche B1 until December, 2009. Commitments with respect to any amounts undrawn as of that date will be cancelled. Subtranche A1 will be due and payable in one installment on September 12, 2009. subtranche B1 will be due and payable in one installment of € 1.8 million on September 12, 2009 and in annual installments of € 3.7 million on September 12 of each year thereafter through and including September 12, 2013. The loans will bear interest at a rate calculated on the basis of EURIBOR plus a spread of 2.50%. However, beginning December 31, 2009, loans under Tranche B and Subtranche B1 will bear interest at a rate calculated on the basis of EURIBOR plus a spread ranging from 1.75% to 2.75%. The new loan agreement includes customary provisions for transactions of this nature, including mandatory prepayments events, financial covenants, representations and warranties, affirmative and negative covenants and events of default. On May 21, 2009, we drew upon the total available credit line under Subtranche A1 of € 3.6 million and, in addition, borrowed € 8.4 million under the available credit line under Subtranche B1. As of June 30, 2009, € 12.0 million was outstanding under the two new subtranches. On July 6, 2009, an additional € 8.0 million was borrowed under Subtranche B1, thus fully utilizing the available credit line under Subtranche B1.
     As of June 30, 2009, € 1.3 million was outstanding under the financings obtained by our subsidiary, Telvent Housing, for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility.
     As of June 30, 2009, € 9.9 million was outstanding under the financing obtained by the Company, with Monte de Piedad y Caja de Ahorros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) in connection with El Toyo Digital City Project.
     On April 11, 2009, our subsidiaries, Telvent China and Telvent Blueshield, renewed their revolving credit facility agreements with Citibank under which they may borrow up to U.S. $1.0 million (€ 0.8 million) and U.S. $0.7 million (€ 0.5 million), respectively. The revolving facilities mature on April 11, 2010 and bear interest at the prevailing base lending rates published by the People´s Bank of China. As of June 30, 2009, € 0.6 million was outstanding under these facilities.
     As of June 30, 2009, € 0.7 million was outstanding under the financing facility obtained by our subsidiary, Telvent China, with Bank of Communications.
     As of June 30, 2009, € 3.0 million was outstanding under the financing obtained by our subsidiary, Telvent Trafico y Transporte, S.A. with Natixis Sucursal en España.
     On April 1, 2009, DTN made an early principal re-payment of U.S. $9.7 million (€ 6.9 million) of its balance under its Amended and Restated First Lien Credit and Guaranty Agreement with Goldman Sachs Credit Partners, LP., as agent for various lenders. As of June 30, 2009, € 142.0 million was outstanding under this loan agreement.

     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We somewhat mitigate this risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of June 30, 2009, we had € 251.4 million of these obligations outstanding.
     Forward-Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional services and solutions to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to increase our margins through increased sales of higher value-added advanced applications;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to retain senior management and other highly-skilled personnel;

•	our ability to increase revenues and operating margins by shifting our service and solutions mix;

•	the importance of our alliances, joint ventures and investments; and

•	our expectations regarding general economic conditions.
     We operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates and foreign exchange rates. The primary market risk to which we are exposed is exchange rate risk associated with contracts denominated in currencies other than the functional currency of the country in which a subsidiary operates. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to twelve months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.
     Although the forward exchange contracts are used solely as economic hedges, the Company began applying hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, starting January 1, 2007, on contracts entered into beginning on such date. As a result, these transactions have been designated as cash flow hedges and are recorded at fair value within the balance sheet, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs. Any ineffective portion of the hedged transaction is recorded in earnings as it occurs. Derivative transactions entered into prior to January 1, 2007, are recorded at fair value with changes in fair value recorded directly against earnings.
     The following tables illustrate the material foreign currency exchange risk-sensitive instruments held by the Company as of June 30, 2009 and December 31, 2008, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. For forward contracts, we provide the contract amounts and weighted average settlement prices and have grouped the forward contracts by common characteristics (e.g. by the currency in which the instruments are denominated).

As of June 30, 2009	Expected Maturity Date
								Fair Value
In thousands	2009(*)	2010(*)	2011(*)	2012(*)	2013(*)	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	28,832	13,976	—	—	—	—	—	(3,066)
Average contractual Exchange rate	1.35	1.31
EUR/USD (1)
Contract amount (EUR)	16,070	84	—	—	—	—	—	147
Average contractual Exchange rate	0.73	0.73
USD/MXN (1)
Contract amount (USD)	30,155	2,228	95	—	—	—	—	(1,399)
Average contractual Exchange rate	0.09	0.07	0.06
MXN/USD (1)
Contract amount (MXN)	214,766	35,419	—	—	—	—	—	(75)
Average contractual Exchange rate	10.79	15.18
CAD/USD (1)
Contract amount (CAD)	40,919	490	—	—	—	—	—	(351)
Average contractual Exchange rate	1.15	1.02
USD/CAD (1)
Contract amount (USD)	12,106	—	—	—	—	—	—	(317)
Average contractual Exchange rate	0.85
AUD/KWD (1)
Contract amount (AUD)	5,670	5,349	—	—	—	—	—	(77)
Average contractual Exchange rate	4.29	4.38
EUR/BRL (1)
Contract amount (EUR)	1,975	—	—	—	—	—	—	(26)
Average contractual Exchange rate	0.34
USD/SEK (1)
Contract amount (USD)	225	—	—	—	—	—	—	212
Average contractual Exchange rate	0.15
EUR/MXN (1)
Contract amount (EUR)	3,915	216	—	—	—	—	—	(44)
Average contractual Exchange rate	0.05	0.05

(1)	Telvent buys the first currency mentioned and sells the second currency.

(*)	Data in columns above include the one year period ranging from 6/30/X-1 to 6/30/X (i.e. 2009 includes data from 6/30/09 to 6/30/10 and so on)

6
As of December 31, 2008	Expected Maturity Date
								Fair Value
In thousands	2009	2010	2011	2012	2013	Thereafter	Total	(€)
USD/EUR (1)
Contract amount (USD)	4,238	220	—	—	—	—	4,458	64
Average contractual Exchange rate	1.47	1.47
EUR/USD (1)
Contract amount (EUR)	10,386	19	—	—	—	—	10,405	(14)
Average contractual Exchange rate	0.70	0.70
USD/MXN (1)
Contract amount (USD)	22,427	—	—	—	—	—	22,427	1,919
Average contractual Exchange rate	0.08
MXN/USD (1)
Contract amount (MXN)	166,315	2,349	—	—	—	—	168,664	(326)
Average contractual Exchange rate	11.69	11.36
CAD/USD (1)
Contract amount (CAD)	52,047	3,633	177	—	—	—	55,857	(3,232)
Average contractual Exchange rate	1.11	1.03	1.01
USD/CAD (1)
Contract amount (USD)	21,626	—	—	—	—	—	21,626	349
Average contractual Exchange rate	0.83
AUD/KWD (1)
Contract amount (AUD)	7,436	5,483	2,675	—	—	—	15,595	(1,374)
Average contractual Exchange rate	4.20	4.35	4.40
EUR/BRL (1)
Contract amount (EUR)	2,177	—	—	—	—	—	2,177	277
Average contractual Exchange rate	0.34
BRL/EUR (1)
Contract amount (BRL)	5,078	—	—	—	—	—	5,078	379
Average contractual Exchange rate	2.74
USD/SEK (1)
Contract amount (USD)	3,240	—	—	—	—	—	3,240	350
Average contractual Exchange rate	0.15
EUR/MXN (1)
Contract amount (EUR)	3,119	64	—	—	—	—	3,183	95
Average contractual Exchange rate	17.35	18.62

(1)	Telvent buys the first-currency mentioned and sells the second currency.

Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year both EURIBOR and LIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases and using interest rate swaps to limit the rate risk associated with our variable-rate long term debt. These contracts mature between 2009 and 2024. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid during the six-month period ended June 30, 2009 were € 0.4 million.
     Note 9 to our unaudited condensed consolidated financial statements provides quantitative information about the Company’s foreign exchange and interest rate contracts by principal currency as of June 30, 2009 and December 31, 2008.
     In addition, the following tables illustrate the interest rate risk-sensitive instruments held by the Company (options, swaps and debt obligations) as of June 30, 2009 and December 31, 2008, respectively, their corresponding fair value and the contract terms necessary to determine the expected cash flows for each of the next five years and thereafter. Information on the following contract terms is provided: for options — contract amounts and weighted average strike prices; for swaps — notional amounts, weighted average pay rates, and weighted average receive rates; and for debt obligations — principal amounts and weighted average effective interest rates. The instruments are grouped based on common characteristics as follows: options — written or purchased put or call options with similar strike prices; swaps — received variable and pay fixed swaps; and debt obligations — fixed rate or variable rate, and by currency.

	Expected Maturity Date
	(In thousands)
As of June 30, 2009	2009 (*)	2010 (*)	2011 (*)	2012 (*)	2013 (*)	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating
Contract amount/notional (USD)	110,400	—	—	—	—	—	2,694
Average rate payable	Libor 3m USD	Libor 3m USD	Libor 3m USD	Libor 3m USD	Libor 3m USD	Libor 3m USD
Average rate receivable	5.32%	5.32%	5.32%	5.32%	5.32%	5.32%

	Expected Maturity Date
	(In thousands)
As of June 30, 2009	2009 (*)	2010 (*)	2011 (*)	2012 (*)	2013 (*)	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	64,460	41,522	30,365	19,174	7,946	7,537	545
Average strike price	4.21%	4.21%	4.20%	4.18%	4.09%	4.09%

	Expected Maturity Date
	(In thousands)
As of June 30, 2009	2009 (*)	2010 (*)	2011 (*)	2012 (*)	2013 (*)	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (USD)	12,300	—	—	—	—	—	0
Average strike price	4.50%

	Expected Maturity Date
	(In thousands)
As of June 30, 2009	2009 (*)	2010 (*)	2011 (*)	2012 (*)	2013 (*)	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	2,048	2,048	2,048	194,544	—	—	200,688	126,392
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	20,036	12,379	12,379	12,379	12,379	—	69,551	64,125
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	381	364	377	391	405	8,060	9,977	8,504
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurodollar Rate Loans: 5.5% if our subsidiary DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary DTN’s S&P rating fall less than B+ and B1 and 3.75% if it is higher or equal.

(2)	Euribor plus spread raging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.

(*)	Data in columns above include the one year period ranging from 6/30/X-1 to 6/30/X (i.e. 2009 includes data from 6/30/09 to 6/30/10 and so on)

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate swap
Fixed to Floating
Contract amount/notional (USD)	127,650	110,400	—	—	—	—	4,200
Average rate payable	Libor 3m USD	Libor 3m USD	Libor 3m USD	Libor 3m USD	Libor 3m USD	Libor 3m USD
Average rate receivable	5.32%	5.32%	5.32%	5.32%	5.32%	5.32%

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (EUR)	70,239	53,329	41,198	19,524	18,815	7,916	384
Average strike price	4.21%	4.21%	4.21%	4.18%	4.18%	4.09%

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Fair Value (€)
Interest rate cap
Contract amount/notional (USD)	12,300	—	—	—	—	—	0
Average strike price	4.50%	—	—	—	—	—

	Expected Maturity Date
	(In thousands)
As of December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value (€)
Liabilities long term debt
Variable Rate (USD)	11,802	2,048	2,048	2,048	193,542	—	211,488	131,683
Average interest rate	(1)	(1)	(1)	(1)	(1)	(1)
Variable Rate (EUR)	15,500	10,500	10,500	10,500	10,500	—	57,500	52,941
Average interest rate	(2)	(2)	(2)	(2)	(2)	(2)
Variable Rate (EUR)	381	364	377	391	405	8,039	9,957	8,486
Average interest rate	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%	Euribor 1m + 1%

(1)	Eurodollar Rate Loans: 5.5% if our subsidiary DTN’s S&P rating falls less than B+ and B1 and 5% if it is higher or equal. Base rate loan: 4.25% if our subsidiary DTN’s S&P rating fall less than B+ and B1 and 3.75% if it is higher or equal.

(2)	Euribor plus spread raging from 1.50% to 2.25% based on Net Financial Debt/EBITDA of consolidated financial statement.
     Further detail of the terms of our short-term and long-term debt are reflected in Notes 16 and 17, respectively, of the Notes to the Consolidated Financial Statements included in our 2008 Annual Report on Form 20-F, filed on March 18, 2009.

D. Internal Controls and Procedures
     As disclosed in our 2008 Annual Report on Form 20-F filed on March 18, 2009, we maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Accounting and Reporting Officer, as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2008, we, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Accounting and Reporting Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. As described in “Management’s Annual Report on Internal Control Over Financial Reporting” included in Item 15 of our 2008 Annual Report on Form 20-F, during this evaluation we concluded that we maintained effective disclosure controls and procedures and effective internal controls over financial reporting at December 31, 2008. There has been no change to our system of internal control over financial reporting that occurred during the quarter ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

II. OTHER INFORMATION
A. Legal Proceedings
     Since the filing of our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on March 18, 2009 (our “Annual Report”), there have been no material changes with regard to our disclosed legal proceedings.
B. Risk Factors
          Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report. There have been no material changes from the risk factors as previously disclosed.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: August 27, 2009

Exhibit Index
4.2	Eighth Amendment to Credit Agreement, dated April 30, 2009, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc.

4.3	Ninth Amendment to Credit Agreement, dated May 14, 2009, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc.

4.4	Tenth Amendment to Credit Agreement, dated May 21, 2009, between Bank of America, N.A. (successor to LaSalle Bank National Association) and Telvent Traffic North America Inc.

4.5	Guarantee to Credit Agreement dated May 21, 2009 by Abengoa S.A.

4.6	Purchase and Sale Agreement, dated May 21, 2009, between Telvent Outsourcing, S.A. and certain sellers of the shares of Matchmind Holding, S.L. Matchmind, S.L. and Matchmind Ingeniería de Software, S.L.(English Translation).

4.7	Purchase and Sale Agreement, dated May 21, 2009, between Telvent Outsourcing, S.A. and José Luis Galí (English Translation).

4.8	Amending Novation Agreement and Syndicated Financing Agreement, dated May 21, 2009, between Telvent GIT, S.A., certain guarantors and Caja de Ahorros y Monte de Piedad de Madrid, Caixa d’Estalvis i Pensions de Barcelona and ING Belgium S.A., Sucursal en España (English Translation).